UGI UTILITIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Six Months Ended March 31,

		Year Ended September 30,
	2013	2012	2011	2010	2009	2008
Earnings:
Earnings before income taxes	$161,897	$142,971	$168,693	$147,183	$125,554	$123,977
Interest expense	19,897	42,412	42,728	42,336	43,918	39,065
Amortization of debt discount and
expense	363	814	1,060	627	625	467
Estimated interest component of
rental expense	1,059	2,121	1,740	1,912	1,965	1,619
	$183,216	$188,318	$214,221	$192,058	$172,062	$165,128

Fixed Charges:
Interest expense	$19,897	$42,412	$42,728	$42,336	$43,918	$39,065
Amortization of debt discount and
expense	363	814	1,060	627	625	467
Allowance for funds used during
construction (capitalized interest)	198	10	90	74	160	139
Estimated interest component of
rental expense	1,059	2,121	1,740	1,912	1,965	1,619
	$21,517	$45,357	$45,618	$44,949	$46,668	$41,290

Ratio of earnings to fixed charges	8.51	4.15	4.70	4.27	3.69	4.00